Exhibit 99.2

Preliminary Results for the Three Months Ended March 31, 2025

We have not yet completed our closing procedures for the three months ended March 31, 2025. Presented below are certain estimated preliminary unaudited financial results for the three months ended March 31, 2025:

	Three months ended March 31, 2025		Three months ended March 31, 2024
	Estimated Low	Estimated High	Actual
	(unaudited, millions)
Revenue	$465	$469	$366
Profit before tax	97	98	59
Tax	25	26	15
Profit after tax	72	73	44
Profit after tax margin	15%	15%	12%
Adjusted Profit Before Tax	95	96	68
Adjusted Profit Before Tax Margin	20%	21%	19%
Basic Earnings per Share	$0.97	$0.98	$0.60
Diluted Earnings per Share	0.91	0.92	0.56
Adjusted Basic Earnings per Share	0.97	0.98	0.74
Adjusted Diluted Earnings per Share	0.91	0.92	0.69

We believe we continue to maintain strong and prudent capital and liquidity positions.

The preliminary financial information above reflects estimates based only on preliminary information available to us as of the date of this prospectus. We have provided estimates because these results are preliminary and subject to change. Our actual results will not be finalized until after we complete our normal quarter-end accounting procedures, including the execution of our internal control over financial reporting. These estimates reflect our management’s best estimate of the impact of events during this quarter. Accordingly, you should not place undue reliance on these preliminary estimates, which should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS Accounting Standards.

These preliminary results for the three months ended March 31, 2025 are not necessarily indicative of any future period and actual results may differ materially from those described above. You should read this information together with “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the registration statement on Form F-1 filed with the Securities and Exchange Commission on April 14, 2025 (the “Registration Statement”) and our consolidated financial statements and the notes thereto included in our Form 20-F incorporated by reference into the Registration Statement.

The preliminary financial information above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, Deloitte LLP, has not audited, reviewed or performed any procedure with respect to this preliminary financial information, and Deloitte LLP does not express an opinion or any form of assurance on such information.

Non-IFRS Financial Measures

This excerpt contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, or any other financial information presented in accordance with IFRS Accounting Standards and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)

We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is an important measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance and hence it is our segments performance measure presented under IFRS Accounting Standards. Adjusted Profit Before Tax is also presented on a consolidated basis because our management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Profit Before Tax is a non-IFRS measure. The most directly comparable IFRS Accounting Standards measure is profit after tax.

We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in the Registration Statement. These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill.

Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)

We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is profit after tax divided by revenue.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit AfterTax Attributable to Common Equity over the available share capital of the Group.

Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS metric is diluted earnings per share.

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS Accounting Standards, and the use of the terms Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share may vary from others in our industry. Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;

•	they do not reflect impairment of goodwill;

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and

•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

The following table sets forth a reconciliation of (1) estimated profit after tax to estimated Adjusted Profit Before Tax and (2) estimated profit margin (which is estimated profit after tax divided by estimated revenue) to Adjusted Profit Before Tax Margin, in each case for the three months ended March 31, 2025:

	Three months ended March 31, 2025		Three months ended March 31, 2024
	Estimated Low	Estimated High	Actual
	(unaudited, millions)
Profit after tax	$71.5	$72.5	$43.6
Tax	25.0	25.5	15.3
Goodwill impairment charges(1)	—	—	—
Bargain purchase gains(2)	(3.4)	(3.4)	—
Acquisition costs(3)	—	—	0.2
Amortization of acquired brands and customer lists(4)	1.3	1.3	0.8
Activities in relation to shareholders(5)	—	—	2.4
Employer tax on the vesting of Growth Shares(6)	—	—	—
Owner fees(7)	0.4	0.4	1.7
IPO preparation costs(8)	—	—	3.7
Fair value of the cash settlement option on the Growth Shares(9)	—	—	—
Equity issuance(10)	—	—	—
Adjusted Profit Before Tax	$94.8	$96.3	$67.7

Tax and the tax effect on Adjusting Items	(23.4)	(23.9)	(15.5)
Profit attributable to AT1 note holders	(3.3)	(3.3)	(3.3)
Adjusted Profit after Tax Attributable to Common Equity	68.1	69.1	48.9
Profit Margin	15%	15%	12%
Adjusted Profit Before Tax Margin	20%	21%	19%

Basic Earnings per Share(11)	$0.97	$0.98	$0.60

Diluted Earnings per Share(12)	0.91	0.92	0.56

Adjusted Basic Earnings per Share(11)	0.97	0.98	0.74

Adjusted Diluted Earnings per Share(12)	$0.91	$0.92	$0.69

(1)	Goodwill impairment charges in 2023 relates to the impairment recognized for goodwill relating to the Volatility Performance Fund S.A. CGU (“VPF”) largely due to declining projected revenue.
(2)	A bargain purchase gain was recognized as a result of the ED&F Man Capital Markets division acquisition.

(3)

Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen’s Prime Services and Outsourced Trading business.

(4)	Amortization of acquired brands and customer lists represents the amortization charge for the period of acquired brands and customers lists.
(5)	Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
(6)	Employer tax on vesting of the Growth Shares represents our tax charge arising from the vesting of the Growth Shares.
(7)

Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.

(8)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
(9)

Fair value of the cash settlement option on the Growth Shares represents the fair value liability of the Growth Shares at $2.3 million. Subsequent to our IPO when the holders of the Growth Shares elected to settle the awards in ordinary shares, the liability was derecognized.

(10)	Equity issuance represents costs relating to the public offerings of ordinary shares by certain selling shareholders.
(11)

The weighted average numbers of shares used in the calculation for the three months ended March 31, 2025 range estimates and three months ended March 31, 2024 actuals were 70,541,771 and 65,683,374, respectively. Weighted average number of shares have been restated as applicable for our reverse share split.

(12)

The weighted average numbers of diluted shares used in the calculation for the three months ended March 31, 2025 range estimates and three months ended March 31, 2024 actuals were 74,942,291 and 70,383,309, respectively. Weighted average number of shares have been restated as applicable for our reverse share split.

Forward looking statements

This excerpt contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this excerpt that do not relate to matters of historical fact should be considered forward-looking statements, including preliminary financial results for the three months ended March 31, 2025. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the on-going conflicts in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our Registration Statement filed on Form F-1 with the Securities and Exchange Commission (the “SEC”) on April 14, 2025 and our other reports filed with the SEC.

The forward-looking statements made in this excerpt relate only to events or information as of the date on which the statements are made in this excerpt. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this excerpt, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.